Exhibit 99.2

Brookfield Renewable Energy Partners L.P.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND NOTES
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2013 AND 2012

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

		Sep 30	Dec 31
		2013	2012
			Restated
UNAUDITED (MILLIONS)	Notes		(See Note 2(c))

Assets
Current assets
Cash and cash equivalents		$185	$137
Restricted cash		206	157
Trade receivables and other current assets		159	194
Due from related parties		28	34
		578	522
Due from related parties		-	22
Equity-accounted investments	6	314	344
Property, plant and equipment, at fair value	7	16,336	15,658
Intangible assets		35	44
Deferred income tax assets	10	112	81
Other long-term assets		216	254
		$17,591	$16,925
Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	$280	$207
Financial instrument liabilities	4	74	113
Due to related parties		116	109
Current portion of long-term debt	9	520	532
		990	961
Financial instrument liabilities	4	-	32
Long-term debt and credit facilities	9	6,134	5,587
Deferred income tax liabilities	10	2,414	2,349
Other long-term liabilities		174	188
		9,712	9,117
Equity
Non-controlling interests
Preferred equity	11	821	500
Participating non-controlling interests - in operating subsidiaries	11	1,188	1,028
General partnership interest in a holding subsidiary held by
Brookfield	11	59	63
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	11	2,869	3,070
Limited partners' equity	12	2,942	3,147
		7,879	7,808
		$17,591	$16,925

The accompanying notes are an integral part of these interim consolidated financial statements.
Approved on behalf of Brookfield Renewable Energy Partners L.P.:

Patricia Zuccotti	David Mann
Director	Director

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

		Three months ended Sep 30		Nine months ended Sep 30
		2013	2012	2013	2012
UNAUDITED			Restated		Restated
(MILLIONS, EXCEPT PER UNIT AMOUNTS)	Notes	(see note 16)		(see note 16)
Revenues	5	$392	$229	$1,313	$992
Other income		1	2	5	12
Direct operating costs		(140)	(116)	(401)	(358)
Management service costs	5	(9)	(10)	(32)	(25)
Interest expense – borrowings		(105)	(99)	(313)	(313)
Share of earnings (loss) from equity-accounted
investments	6	3	(2)	9	(2)
Unrealized financial instrument gain (loss)	4	11	6	30	(6)
Depreciation and amortization	7	(133)	(117)	(398)	(360)
Other	3	2	10	(6)	1
Income (loss) before income taxes		22	(97)	207	(59)
Income tax recovery (expense)
Current	10	(4)	1	(15)	(12)
Deferred	10	10	37	(1)	40
		6	38	(16)	28
Net income (loss)		$28	$(59)	$191	$(31)
Net income (loss) attributable to:
Non-controlling interests
Preferred equity	11	$10	$4	$27	$10
Participating non-controlling interests - in
operating subsidiaries	11	8	(11)	48	(26)
General partnership interest in a holding
subsidiary held by Brookfield	11	-	-	1	-
Participating non-controlling interests - in a
holding subsidiary -
Redeemable/Exchangeable units held by
Brookfield	11	5	(26)	57	(8)
Limited partners' equity	12	5	(26)	58	(7)
		$28	$(59)	$191	$(31)
Basic and diluted earnings (loss) per LP Unit		$0.04	$(0.20)	$0.44	$(0.06)

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three months ended Sep 30			Nine months ended Sep 30
		2013	2012	2013	2012
UNAUDITED			Restated		Restated
(MILLIONS)	Notes	(See Notes 2(c) and 16)		(See Notes 2(c) and 16)
Net income (loss)		$28	$(59)	$191	$(31)
Other comprehensive income (loss) that will not be
reclassified to net income (loss)
Revaluations of property, plant and equipment	6,7	-	-	-	53
Actuarial losses on defined benefit plans	2	9	-	9	(8)
Deferred income taxes on above items	10	(2)	-	(2)	1
Total items that will not be reclassified to net income (loss)		7	-	7	46
Other comprehensive income (loss) that may be
reclassified to net income (loss)
Financial instruments designated as cash-flow
hedges
Gains (losses) arising during the period	4	(1)	(2)	49	(5)
Reclassification adjustments for amounts
recognized in net income (loss)	4	(9)	(3)	(5)	8
Foreign currency translation		31	66	(316)	(114)
Deferred income taxes on above items	10	(1)	-	(13)	(3)
Total items that may be reclassified subsequently
to net income (loss)		20	61	(285)	(114)
Other comprehensive income (loss)		27	61	(278)	(68)
Comprehensive income (loss)		$55	$2	$(87)	$(99)
Comprehensive income (loss) attributable to:
Non-controlling interests
Preferred equity	11	$27	$12	$(1)	$19
Participating non-controlling interests - in
operating subsidiaries	11	6	(10)	34	(26)
General partnership interest in a holding
subsidiary held by Brookfield	11	-	-	(1)	(2)
Participating non-controlling interests - in a
holding subsidiary - Redeemable/Exchangeable
units held by Brookfield	11	11	-	(59)	(45)
Limited partners' equity	12	11	-	(60)	(45)
		$55	$2	$(87)	$(99)

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income
THREE MONTHS ENDED SEPTEMBER 30	Limited	Foreign		Actuarial losses on defined		Total limited		Participating non-controlling partnership interests - in	General interest in a holding subsidiary	Participating non-controlling interests - in a holding subsidiary - Redeemable /Exchangeable
UNAUDITED	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at June 30, 2012	$(81)	$111	$3,039	$-	$(33)	$3,036	$242	$724	$60	$2,966	$7,028
Effect of retrospectively adopting IAS 19R	-	-	-	(11)	-	(11)	-	-	-	(11)	(22)
Balance at June 30, 2012 (restated)	$(81)	$111	$3,039	$(11)	$(33)	$3,025	$242	$724	$60	$2,955	$7,006
Net income (loss)	(26)	-	-	-	-	(26)	4	(11)	-	(26)	(59)
Other comprehensive income (loss)	-	29	-	-	(3)	26	8	1	-	26	61
Acquisitions	-	-	-	-	-	-	-	17	-	-	17
Distributions	(46)	-	-	-	-	(46)	(3)	-	(1)	(45)	(95)
Other	(2)	-	4	-	-	2	(1)	(3)	1	-	(1)
Change in period	(74)	29	4	-	(3)	(44)	8	4	-	(45)	(77)
Balance, as at September 30, 2012 (restated)	$(155)	$140	$3,043	$(11)	$(36)	$2,981	$250	$728	$60	$2,910	$6,929

Balance as at June 30, 2013	$(258)	$(15)	$3,271	$(11)	$(9)	$2,978	$804	$1,019	$59	$2,904	$7,764
Net income	5	-	-	-	-	5	10	8	-	5	28
Other comprehensive income (loss)	-	4	-	4	(2)	6	17	(2)	-	6	27
Acquisitions (note 3)	-	-	-	-	-	-	-	205	-	-	205
Distributions	(49)	-	-	-	-	(49)	(10)	(33)	(1)	(47)	(140)
Contributions and other	2	-	-	-	-	2	-	(9)	1	1	(5)
Change in period	(42)	4	-	4	(2)	(36)	17	169	-	(35)	115
Balance, as at September 30, 2013	$(300)	$(11)	$3,271	$(7)	$(11)	$2,942	$821	$1,188	$59	$2,869	$7,879

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income
NINE MONTHS ENDED SEPTEMBER 30	Limited	Foreign		Actuarial losses on defined		Total limited		Participating non-controlling interests - in	General partnership interest in a holding subsidiary	Participating non-controlling interests - in a holding subsidiary - Redeemable /Exchangeable
UNAUDITED	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at January 1, 2012	$(9)	$194	$3,015	$-	$(31)	$3,169	$241	$629	$64	$3,097	$7,200
Effect of retrospectively adopting IAS 19R	-	-	-	(8)	-	(8)	-	-	-	(8)	(16)
Balance at January 1, 2012 (restated)	$(9)	$194	$3,015	$(8)	$(31)	$3,161	$241	$629	$64	$3,089	$7,184
Net income (loss)	(7)	-	-	-	-	(7)	10	(26)	-	(8)	(31)
Other comprehensive income (loss)	-	(54)	24	(3)	(5)	(38)	9	-	(2)	(37)	(68)
Acquisitions	-	-	-	-	-	-	-	146	-	-	146
Distributions	(138)	-	-	-	-	(138)	(10)	(23)	(3)	(134)	(308)
Other	(1)	-	4	-	-	3	-	2	1	-	6
Change in period	(146)	(54)	28	(3)	(5)	(180)	9	99	(4)	(179)	(255)
Balance, as at September 30, 2012 (restated)	$(155)	$140	$3,043	$(11)	$(36)	$2,981	$250	$728	$60	$2,910	$6,929

Balance, as at January 1, 2013	$(227)	$125	$3,285	$-	$(25)	$3,158	$500	$1,028	$63	$3,081	$7,830
Effect of retrospectively adopting IAS 19R	-	-	-	(11)	-	(11)	-	-	-	(11)	(22)
Balance as at January 1, 2013 (restated)	$(227)	$125	$3,285	$(11)	$(25)	$3,147	$500	$1,028	$63	$3,070	$7,808
Net income	58	-	-	-	-	58	27	48	1	57	191
Other comprehensive income (loss)	-	(136)	-	4	14	(118)	(28)	(14)	(2)	(116)	(278)
Shares issued	-	-	-	-	-	-	349	-	-	-	349
Acquisitions (note 3)	14	-	(14)	-	-	-	-	205	-	-	205
Distributions	(145)	-	-	-	-	(145)	(27)	(113)	(3)	(141)	(429)
Contributions and other	-	-	-	-	-	-	-	34	-	(1)	33
Change in period	(73)	(136)	(14)	4	14	(205)	321	160	(4)	(201)	71
Balance, as at September 30, 2013	$(300)	$(11)	$3,271	$(7)	$(11)	$2,942	$821	$1,188	$59	$2,869	$7,879

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended		Nine months ended
UNAUDITED			Sep 30		Sep 30
(MILLIONS)	Notes	2013	2012	2013	2012
Operating activities
Net income (loss)		$28	$(59)	$191	$(31)
Adjustments for the following non-cash items:
Depreciation and amortization	7	133	117	398	360
Unrealized financial instrument (gain) loss	4	(11)	(6)	(30)	6
Share of (earnings) loss from equity accounted
investments	6	(3)	2	(9)	2
Deferred income tax expense (recovery)	10	(10)	(37)	1	(40)
Other non-cash items		1	(6)	3	23
Dividends received from equity-accounted investments		8	1	14	8
Net change in working capital balances		79	72	87	50
		225	84	655	378
Financing activities
Long-term debt – borrowings	9	-	448	1,222	1,294
Long-term debt – repayments	9	(341)	(582)	(1,631)	(1,534)
Capital provided by participating non-controlling interests -
in operating subsidiaries	3,11	205	25	246	142
Issuance of preferred equity	11	-	-	337	-
Distributions:
To participating non-controlling interests - in operating
subsidiaries and preferred equity	11	(44)	(3)	(138)	(33)
To unitholders of Brookfield Renewable or BRELP	11,12	(95)	(92)	(282)	(271)
		(275)	(204)	(246)	(402)
Investing activities
Acquisitions	3	-	(15)	(243)	(177)
Investment in:
Sustaining capital expenditures		(23)	(20)	(44)	(45)
Development and construction of renewable power
generating assets		(33)	(63)	(113)	(237)
Investment tax credits related to renewable power generating
assets		-	84	-	199
Due to or from related parties		24	54	14	192
Investment in securities		-	(28)	-	(28)
Restricted cash and other		36	49	31	79
		4	61	(355)	(17)
Foreign exchange gain (loss) on cash		-	1	(6)	(7)
Cash and cash equivalents
(Decrease) increase		(46)	(58)	48	(48)
Balance, beginning of period		231	235	137	225
Balance, end of period		$185	$177	$185	$177
Supplemental cash flow information:
Interest paid		$52	$49	$249	$232
Interest received		1	3	5	13
Income taxes paid (recovered)		5	(1)	24	10

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

The business activities of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in the United States, Canada and Brazil.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”).

2. BASIS OF PREPARATION AND CHANGES TO BROOKFIELD RENEWABLE’S ACCOUNTING POLICIES

(a) Statement of compliance

The condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2012, with the exception of the changes in accounting policy related to IAS 19, Employee Benefits.

Certain information and footnote disclosure normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s audited 2012 annual consolidated financial statements.

The interim consolidated financial statements are unaudited and reflect any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with IFRS.

The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. Certain comparative figures have been reclassified to conform to the current year’s presentation.

These interim consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, Brookfield Renewable Partners Limited, on November 4, 2013.

All figures are presented in millions of United States (“U.S.”) dollars unless otherwise noted.

(b) Basis of preparation

The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.

Consolidation

These interim consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

(c) New standards, interpretations and amendments adopted by Brookfield Renewable

The accounting policies adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of Brookfield Renewable’s audited 2012 annual consolidated financial statements, except for the adoption of new standards and interpretations effective January 1, 2013.

The following new accounting standards applied or adopted had no material impact on the interim consolidated financial statements. Please see Note 2(q) – Future changes in accounting policies in the audited consolidated financial statements for the year ended December 31, 2012.

●	IFRS 10, Consolidated Financial Statements,
●	IFRS 11, Joint Arrangements, and IAS 28, Investment in Associates and Joint Ventures,
●	IFRS 12, Disclosure of Interests in Other Entities,
●	IFRS 13, Fair Value Measurement, and
●	IAS 34, Interim Financial Reporting and Segment Information for Total Assets and Liabilities.

Brookfield Renewable applied, for the first time, certain standards and amendments that require restatement of previous financial statements. These include IAS 19 (Revised 2011), Employee Benefits, and amendments to IAS 1, Presentation of Financial Statements. The nature and the impact of the new standard/amendment are described below:

IAS 1 Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 introduced a grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g., net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of power generating assets). The amendment affected presentation only and had no impact on Brookfield Renewable’s financial position or performance.

IAS 19 Employee Benefits (Revised 2011)  (IAS 19R)

IAS 19R introduced amendments to the accounting for defined benefit plans, including the treatment of actuarial gains and losses that are now recognized in OCI and permanently excluded from profit and loss. Also, expected returns on plan assets are no longer recognized in profit or loss, instead there is a requirement to recognize interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation.

Brookfield Renewable assessed its accounting policy on the recognition of actuarial gains and losses from its defined benefit plans. Brookfield Renewable previously recognized the net cumulative unrecognized actuarial gains and losses, which exceeded 10% of the higher of the defined benefit obligation and the fair value of the plan assets.

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

The adoption of IAS 19R, Employee Benefits, required Brookfield Renewable to retroactively restate its consolidated financial statements. The following table summarizes these amounts:

	As at December 31, 2012			As at January 1, 2012
	Previously			Previously
(MILLIONS)	presented	Adjustment	Restated	presented	Adjustment	Restated
Consolidated Balance Sheets:
Other long-term liabilities	$157	$31	$188	$164	$23	$187
Deferred income tax liabilities	2,358	(9)	2,349	2,374	(7)	2,367
Participating non-controlling interests - in a
holding subsidiary - Redeemable/Exchangeable
units held by Brookfield	3,081	(11)	3,070	3,097	(8)	3,089
Limited partners' equity	3,158	(11)	3,147	3,169	(8)	3,161

Consolidated Statements of Changes in Equity:
Actuarial losses on defined benefit plans	$-	$(11)	$(11)

For the nine months ended September 30, 2012
Consolidated Statements of Comprehensive Income (Loss):
Actuarial losses on defined benefit plans	$-	$(8)	$(8)
Deferred income taxes on above items, net	(4)	2	(2)

There was no impact to earnings per LP Unit.

(d) Future changes

There are no future changes to IFRS with potential impact on Brookfield Renewable other than the changes disclosed in the 2012 annual consolidated financial statements.

3. BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the respective dates of acquisition.

Northeastern United States Hydroelectric Generation Assets

In March 2013, Brookfield Renewable acquired a 100% interest in a 360 MW portfolio of hydroelectric generation facilities, located in Northeastern United States. Total consideration paid of $57 million included $55 million in cash and $2 million related to the pre-closing payments and working capital adjustments. Holding and project level notes, with a face value of $700 million, were also assumed. The acquisition costs of $8 million were expensed as incurred. In September 2013, upon closing of a private fund sponsored by Brookfield Asset Management, institutional partners co-invested 49.9% in these facilities for $205 million.

California Wind Generation Assets

In August 2012, Brookfield Renewable acquired 16% of the outstanding common shares of Western Wind Energy Corp. ("Western Wind") for a total cash consideration of $25 million.

On March 1, 2013, the Board of Directors were replaced by directors appointed by Brookfield Renewable and, as a result Brookfield Renewable began consolidating the operating results, cash flows and net assets of Western Wind. Further, Brookfield Renewable was required to re-measure its previously held 16% interest to fair value, and the net impact of this re-measurement was not material.

On March 7, 2013, Brookfield Renewable increased its ownership to 93% of the outstanding common shares for additional cash consideration of $143 million.  As Brookfield Renewable held more than 90% of the common shares, on May 21, 2013, it acquired all of the remaining common shares on the same terms that the common shares were acquired under the Offer, for additional cash consideration of $15 million.  The common shares of Western Wind were delisted from the TSX Venture Exchange on May 24, 2013.

Canadian Hydroelectric Generation Asset

In March 2013, Brookfield Renewable acquired the remaining 50% interest, previously held by its partner, in a hydroelectric generation facility in Canada taking its total investment to 100% (the “Step Acquisition”).

The Step Acquisition included cash consideration of $32 million and the assumption of the partner’s portion of the non-recourse debt.  Prior to the Step Acquisition, Brookfield Renewable’s financial interest amounted to $22 million.  Brookfield Renewable re-measured its previously held 50% interest to fair value and reversed any amounts previously recorded in OCI.  In addition, $30 million related to revaluation surplus on the initial 50% interest was reclassified within equity of which $14 million related to limited partners’ equity.

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

Purchase price allocations, at fair values, with respect to the acquisitions were as follows:

	Northeastern
(MILLIONS)	United States	California	Canada	Total
Cash and cash equivalents	$-	$2	$6	$8
Restricted cash	32	8	-	40
Other current assets	12	9	9	30
Property, plant and equipment	721	444	213	1,378
Other long-term assets	22	30	-	52
Current liabilities	(10)	(26)	(29)	(65)
Long-term debt	(720)	(250)	(105)	(1,075)
Other long-term liabilities	-	(31)	(39)	(70)
Non-controlling interests	-	(68)	-	(68)
Net assets acquired	$57	$118	$55	$230

The estimated fair values of the assets acquired and liabilities assumed are expected to be finalized within 12 months of the acquisition date.

4. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Risk Management

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

There have been no material changes in exposure to these risks since the December 31, 2012 audited annual consolidated financial statements.

Financial Instrument Disclosures

The fair value of financial instruments is the amount of consideration that would be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act.

Fair values determined using the valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates.  In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

Financial instruments measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

The following table presents Brookfield Renewable’s financial assets and financial liabilities measured at fair value classified by the fair value hierarchy:

	Sep 30, 2013				Dec 31, 2012
(MILLIONS)	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$185	$-	$-	$185	$137
Restricted cash	206	-		206	157
Available-for-sale investments(1)	-	-	-	-	26
Financial instrument liabilities
Energy derivative contracts	-	(4)	-	(4)	(13)
Interest rate swaps	-	(70)	-	(70)	(132)
Total	$391	$(74)	$-	$317	$175
(1)	Available-for-sale investments represent an investment in securities of Western Wind and were included in Other long-term assets.

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

There were no transfers between levels during the three and nine months ended September 30, 2013.

The aggregate amount of Brookfield Renewable’s financial instrument positions are as follows:

	Sep 30, 2013			Dec 31, 2012
(MILLIONS)	Asset	Liabilities	Net Liabilities	Net Liabilities
Energy derivative contracts	$7	$11	$4	$13
Interest rate swaps	14	84	70	132
Total	21	95	74	145
Less: current portion	7	81	74	113
Long-term portion	$14	$14	$-	$32

Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize the price of gas purchases or eliminate the price risk on the sale of certain future power generation.  Certain energy contracts are recorded in Brookfield Renewable’s interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

For the three and nine months ended September 30, 2013, unrealized gains of $2 million and $12 million, respectively, were recognized in the statement of income (loss) (2012: unrealized gains of $7 million and $14 million, respectively).

Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the interim consolidated financial statements at an amount equal to fair value.

For the three and nine months ended September 30, 2013, unrealized gains of $9 million and $18 million respectively were recognized in the statement of income (loss) (2012: unrealized losses of $1 million and $20 million, respectively). For the three and nine months ended September 30, 2013, unrealized losses of $1 million and gains of $47 million, respectively, were recognized in OCI (2012: unrealized losses of $2 million and $5 million, respectively).

For the three and nine months ended September 30, 2013, losses of $9 million and $5 million, respectively, relating to cash flow hedges were reclassified from OCI to net income (loss) (2012: losses of $3 million and gains of $8 million, respectively).

5. RELATED PARTY TRANSACTIONS

Brookfield Renewable’s related party transactions are recorded at the exchange amount.  Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

The following table reflects the related party agreements and transactions on the interim consolidated statements of income (loss):

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2013	2012	2013	2012
Revenues
Purchase and revenue support agreements	$102	$54	$339	$289
Wind levelization agreement	3	1	5	1
	$105	$55	$344	$290
Direct operating costs
Energy purchases	$(8)	$(8)	$(26)	$(38)
Energy marketing fee	(5)	(5)	(15)	(14)
Insurance services	(6)	(5)	(19)	(13)
	$(19)	$(18)	$(60)	$(65)
Management service costs	$(9)	$(10)	$(32)	$(25)

6. EQUITY-ACCOUNTED INVESTMENTS

The following table presents the changes in Brookfield Renewable’s equity-accounted investments:

	Three months ended	Nine months ended	Year ended
(MILLIONS)	Sep 30, 2013	Sep 30, 2013	Dec 31, 2012
Balance, beginning of period	$318	$344	$405
Step acquisitions	-	(22)	(63)
Revaluation recognized through OCI	-	-	16
Share of OCI	-	2	-
Share of net income (loss)	3	9	(5)
Dividends received	(8)	(14)	(12)
Foreign exchange loss	-	(9)	(5)
Other	1	4	8
Balance, end of period	$314	$314	$344

The following table summarizes certain financial information of equity-accounted investments:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2013	2012	2013	2012
Revenue	$28	$27	$87	$80
Net income (loss)	5	(4)	17	(4)
Share of net income (loss)
Cash earnings	7	3	19	11
Non-cash loss	(4)	(5)	(10)	(13)

7. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The composition of the net book value of Brookfield Renewable’s property, plant and equipment, is presented in the following table:

(MILLIONS)	Hydroelectric	Wind energy	CWIP	Other(1)	Total
As at December 31, 2012	$12,947	$2,249	$392	$70	$15,658
Foreign exchange	(404)	(52)	(13)	(2)	(471)
Additions(2)	945	421	186	-	1,552
Transfers and other	103	(4)	(110)	-	(11)
Depreciation(3)	(280)	(103)	-	(9)	(392)
As at September 30, 2013	$13,311	$2,511	$455	$59	$16,336
(1)	Included in “Other” are gas-fired generating (“co-gen”) units.
(2)	Includes acquisitions of $1,378 (Note 3).
(3)	Assets not subject to depreciation include construction work in process (“CWIP”) and land.

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The composition of accounts payable and accrued liabilities are as follows:

	Sep 30	Dec 31
(MILLIONS)	2013	2012
Operating accrued liabilities	$119	$97
Interest payable on corporate and subsidiary borrowings	97	41
Accounts payable	17	23
LP Unitholders’ distribution and preferred dividends payable	40	34
Other	7	12
	$280	$207

9. LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations is presented in the following table:

	Sep 30, 2013			Dec 31, 2012
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)		Interest rate (%)	Term (years)
Corporate borrowings
Series 3 (CDN$200)	5.3	5.1	$194	5.3	5.8	$202
Series 4 (CDN$150)	5.8	23.1	146	5.8	23.9	151
Series 6 (CDN$300)	6.1	3.2	291	6.1	3.9	302
Series 7 (CDN$450)	5.1	7.1	437	5.1	7.8	454
Series 8 (CDN$400)	4.8	8.4	388	4.8	9.1	403
	5.3	8.0	$1,456	5.3	8.7	$1,512
Subsidiary borrowings
United States	6.1	10.0	$2,856	6.4	11.4	$2,264
Canada	5.8	15.4	1,951	5.9	12.7	1,781
Brazil	7.4	11.2	256	8.5	9.7	348
	6.0	12.1	$5,063	6.4	11.8	$4,393
Credit facilities(1)	1.5	4.1	$178	2.0	3.8	$268
Total debt			$6,697			$6,173
Add: Unamortized premiums(2)			14			-
Less: Unamortized financing fees(2)			(57)			(54)
Less: Current portion			(520)			(532)
			$6,134			$5,587
(1)	Amounts are unsecured and revolving. Interest rate is at the London Interbank Offered Rate (“LIBOR”) plus 1.25% (2012: 1.75%).
(2)	Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable (Note 13 – Subsidiary Public Issuers).  The finance subsidiary may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture.  The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually.

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in the United States and Canada consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of TJLP, the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate, plus a margin.

In February 2013, Brookfield Renewable refinanced indebtedness associated with a 166 MW Ontario wind facility through a C$450 million loan for a term of 18 years at 5.1%.

In February 2013, a subsidiary of Brookfield Renewable issued a $75 million floating rate credit facility maturing in 2015.

In March 2013, Brookfield Renewable refinanced indebtedness associated with a 51 MW Ontario wind facility through a C$130 million loan for a term of 19 years at 5.0%.

In March 2013, Brookfield Renewable purchased 88% of the $575 million in operating company notes outstanding with respect to the recently acquired, 360 MW hydroelectric portfolio in Northeastern United States. In May 2013, Brookfield Renewable purchased 100% of the $125 million of holding level notes with respect to the same facilities. Brookfield Renewable financed a portion of the tendered notes through a 24-month, bridge loan of up to $350 million.

As part of the acquisition of wind assets in California, Brookfield Renewable assumed an aggregate of $250 million in subsidiary borrowings, of which $200 million is subject to a fixed interest rate of 7.2% and matures in 2032.

With the Step Acquisition and the assumption of the other partners’ portion of the non-recourse debt, Brookfield Renewable increased subsidiary borrowings by $96 million. The debt matures in 2016 and bears a fixed interest rate of 6.5%.

Net repayments of $671 million made during the nine months ended September 30, 2013 were primarily funded from proceeds of preferred share issuances.

Credit facilities

In 2013, Brookfield Renewable expanded its revolving credit facilities from $990 million to $1,280 million and in September 2013, extended the maturity date by one year to October 31, 2017.

In May 2013, Brookfield Asset Management provided a $200 million committed unsecured revolving credit facility, expiring in December 2013, at LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from its credit facilities for general corporate purposes, which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

	Sep 30	Dec 31
(MILLIONS)	2013	2012
Available revolving credit facilities	$1,480	$990
Drawings	(178)	(268)
Issued letters of credit	(240)	(182)
Unutilized revolving credit facilities	$1,062	$540

Net repayments of $90 million were made during the nine months ended September 30, 2013. The repayments were financed primarily by funds from operations.

10. INCOME TAXES

Brookfield Renewable’s effective income tax rate was 7.7% for the nine months ended September 30, 2013 (2012: 47.4%).  The effective tax rate is less than the statutory rate primarily due to rate differentials and non-controlling interests income not subject to tax.

11. NON-CONTROLLING INTERESTS

Brookfield Renewable’s non-controlling interests are comprised of the following:

	Sep 30	Dec 31
(MILLIONS)	2013	2012
Preferred equity	$821	$500
Participating non-controlling interests - in operating subsidiaries	1,188	1,028
General partnership interest in a holding subsidiary held by Brookfield	59	63
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,869	3,070
Total	$4,937	$4,661

Preferred equity

In January 2013 and May 2013, Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) issued 7 million of Series 5 and Series 6 perpetual preferred shares respectively at a price of C$25 per share. The holders of the preferred shares are entitled to receive fixed cumulative dividends at an annual rate of C$1.25 per share, for a yield of 5%.

Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”), and certain holding company subsidiaries fully and unconditionally guarantee the payment of dividends on the preferred shares, the amount due on redemption, and the amounts due on the liquidation, dissolution or winding-up of BRP Equity.

For the three and nine months ended September 30, 2013, dividends declared on the issued preferred shares were $10 million and $27 million, respectively (2012: $3 million and $10 million, respectively).

As at September 30, 2013, none of the issued preferred shares have been redeemed.

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

	Brookfield
	Americas	Brookfield
	Infrastructure	Infrastructure	The Catalyst	Brascan
(MILLIONS)	Fund	Fund	Group	Energetica	Other	Total
As at December 31, 2011	$380	$-	$167	$74	$8	$629
Net income (loss)	(44)	-	2	2	-	(40)
OCI	24	-	(28)	(7)	25	14
Acquisitions	447	-	-	(9)	8	446
Distributions	-	-	(18)	(6)	-	(24)
Other	(1)	-	-	4	-	3
As at December 31, 2012	$806	$-	$123	$58	$41	$1,028
Net income	26	-	22	-	-	48
OCI	(8)	-	-	(5)	(1)	(14)
Acquisitions and contributions	42	205	-	-	1	248
Distributions	(111)	-	-	(2)	-	(113)
Other	(2)	(7)	-	1	(1)	(9)
As at September 30, 2013	$753	$198	$145	$52	$40	$1,188
Interests held by third parties	75-80%	50%	25%	20-30%	24-50%

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. For the three and nine months ended September 30, 2013, BRELP declared $1 million and $3 million, respectively, in distributions on the general partnership interest (2012: $1 million and $3 million, respectively) and no incentive distributions have been paid since the formation of Brookfield Renewable.

Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Consolidated equity includes Redeemable/Exchangeable Partnership Units issued by BRELP. The Redeemable/Exchangeable Partnership Units are held 100% by Brookfield Asset Management, which at its discretion has the right to redeem these units for cash consideration after a mandatory holding period expiring on November 28, 2013. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable Partnership Units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. Both the LP Units issued by Brookfield Renewable and the Redeemable/Exchangeable Partnership Units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

As at September 30, 2013, Redeemable/Exchangeable Partnership Units outstanding were 129,658,623 (December 31, 2012: 129,658,623).

For the three and nine months ended September 30, 2013, BRELP declared distributions on the Redeemable/Exchangeable Partnership Units held by Brookfield of $47 million and $141 million, respectively (2012: $45 million and $134 million, respectively).

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

12. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at September 30, 2013, LP Units outstanding were 132,959,701 (December 31, 2012: 132,901,916) including 40,026,986 (December 31, 2012: 48,091,986) held by Brookfield Asset Management. General partnership interests represent 0.01% of Brookfield Renewable.
During 2012, a distribution re-investment plan was implemented, allowing holders of LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. During the three and nine months ended September 30, 2013, respectively, 21,832 and 57,785 LP Units were issued (2012: 11,587 and 57,359 LP Units, respectively).

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the three and nine months ended September 30, 2013, Brookfield Renewable declared distributions on its LP Units of $49 million and $145 million or $0.3625 per LP Unit and $1.09 per LP Unit, respectively (2012: $46 million and $138 million or $0.345 and $1.04 per LP Unit).

The composition of the distribution is presented in the following table:
(MILLIONS)	Three months ended Sep 30		Nine months ended Sep 30
	2013	2012	2013	2012
Brookfield Asset Management	$15	$17	$44	$50
External LP Unitholders	34	29	101	88
	$49	$46	$145	$138

In March 2013, unitholder distributions were increased to $1.45 per unit from $1.38 per unit, on an annualized basis.

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

13. SUBSIDIARY PUBLIC ISSUERS

See Note 9 – Long-term debt and credit facilities for additional details regarding issuances of mid-term corporate notes. See Note 11 – Non-controlling Interests for additional details regarding the issuances of Class A Preference Shares.

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Brookfield Renewable Energy Partners ULC (“BREP Finance”):

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
As at September 30, 2013:
Current assets	$48	$-	$1,483	$584	$(1,537)	$578
Long-term assets	2,942	809	-	17,008	(3,746)	17,013
Current liabilities	48	10	28	2,408	(1,504)	990
Long-term liabilities	-	-	1,449	8,077	(804)	8,722
Preferred equity	-	821	-	-	-	821
Participating non-controlling interests -
in operating subsidiaries	-	-	-	1,188	-	1,188
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,869	-	2,869
As at December 31, 2012:
Current assets	$46	$-	$1,528	$530	$(1,582)	$522
Long-term assets	3,153	495	-	16,398	(3,643)	16,403
Current liabilities	52	7	16	2,468	(1,582)	961
Long-term liabilities	-	-	1,506	7,142	(492)	8,156
Preferred equity	-	500	-	-	-	500
Participating non-controlling interests -
in operating subsidiaries	-	-	-	1,028	-	1,028
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	3,070	-	3,070
(1)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.
(2)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
For the three months ended Sep 30, 2013
Revenues	$-	$-	$-	$392	$-	$392
Net income (loss)	5	-	-	28	(5)	28
For the three months ended Sep 30, 2012
Revenues	$-	$-	$-	$229	$-	$229
Net income (loss)	(26)	-	-	(59)	26	(59)

For the nine months ended Sep 30, 2013
Revenues	$-	$-	$-	$1,313	$-	$1,313
Net income (loss)	58	-	1	190	(58)	191
For the nine months ended Sep 30, 2012
Revenues	$-	$-	$-	$992	$-	$992
Net income (loss)	(7)	1	(2)	(30)	7	(31)
(1)
Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance, general partnership interest in a holding subsidiary held by Brookfield and participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield.

(2)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

14. SEGMENTED INFORMATION

Brookfield Renewable operates renewable power assets, which include conventional hydroelectric generating assets located in the United States, Canada and Brazil, wind farms located in the United States and Canada and a pumped storage hydroelectric facility located in the United States. Brookfield Renewable also operates two natural gas-fired co-gen facilities. Management evaluates the business based on the type of power generation (Hydroelectric, Wind and Co-gen). Hydroelectric and wind are further evaluated by major region (United States, Canada and Brazil). “Equity-accounted investments” includes Brookfield Renewable’s interest in hydroelectric facilities. The “Other” segment includes CWIP and corporate costs.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by management in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 of the audited 2012 consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, amortization and management service costs and the cash portion of non-controlling interests (“Adjusted EBITDA”). Funds from operations is defined as Adjusted EBITDA less interest, current income taxes and management service cost, which is then adjusted for the cash portion of non-controlling interests included in funds from operations. Transactions between the reportable segments occur at fair value.

	Hydroelectric			Wind energy
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Co-gen	Other	Total
For the three months ended Sep 30, 2013:
Revenues	$160	$93	$69	$34	$19	$17	$-	$392
Adjusted EBITDA	111	76	47	24	14	4	(16)	260
Interest expense - borrowings	(38)	(17)	(5)	(11)	(10)	-	(24)	(105)
Funds from operations prior to
non-controlling interests	73	59	38	13	4	4	(49)	142
Cash portion of non-controlling interests	(15)	-	(2)	(7)	-	-	(10)	(34)
Funds from operations	58	59	36	6	4	4	(59)	108
Depreciation and amortization	(37)	(20)	(37)	(17)	(19)	(3)	-	(133)
For the three months ended Sep 30, 2012:
Revenues	$55	$42	$83	$17	$18	$14	$-	$229
Adjusted EBITDA	23	28	56	6	14	3	(12)	118
Interest expense - borrowings	(34)	(18)	(8)	(7)	(11)	-	(21)	(99)
Funds from operations prior to
non-controlling interests	(6)	10	44	(1)	3	3	(43)	10
Cash portion of non-controlling interests	4	-	(2)	2	-	-	(3)	1
Funds from operations	(2)	10	42	1	3	3	(46)	11
Depreciation and amortization	(27)	(18)	(36)	(12)	(19)	(5)	-	(117)

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

	Hydroelectric			Wind energy
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Co-gen	Other	Total
For the nine months ended Sep 30, 2013:
Revenues	$546	$294	$223	$107	$93	$50	$-	$1,313
Adjusted EBITDA	407	243	160	77	78	15	(44)	936
Interest expense - borrowings	(111)	(50)	(18)	(29)	(34)	-	(71)	(313)
Funds from operations prior to
non-controlling interests	293	193	129	48	44	15	(146)	576
Cash portion of non-controlling interests	(57)	-	(9)	(26)	-	-	(27)	(119)
Funds from operations	236	193	120	22	44	15	(173)	457
Depreciation and amortization	(104)	(64)	(118)	(46)	(57)	(9)	-	(398)
For the nine months ended Sep 30, 2012:
Revenues	$343	$207	$262	$42	$89	$49	$-	$992
Adjusted EBITDA	239	163	186	22	76	13	(42)	657
Interest expense - borrowings	(102)	(51)	(51)	(17)	(32)	-	(60)	(313)
Funds from operations prior to
non-controlling interests	138	112	122	5	44	13	(127)	307
Cash portion of non-controlling interests	(12)	-	(10)	(2)	-	-	(10)	(34)
Funds from operations	126	112	112	3	44	13	(137)	273
Depreciation and amortization	(86)	(60)	(114)	(29)	(56)	(15)	-	(360)

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

The following table reconciles Adjusted EBITDA and funds from operations, presented in the above tables, to net income as presented in the interim consolidated statements of income (loss):

		Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	Notes	2013	2012	2013	2012
Revenues	5	$392	$229	$1,313	$992
Other income		1	2	5	12
Share of cash earnings from equity-accounted
investments	6	7	3	19	11
Direct operating costs		(140)	(116)	(401)	(358)
Adjusted EBITDA		260	118	936	657
Interest expense - borrowings	9	(105)	(99)	(313)	(313)
Management service costs	5	(9)	(10)	(32)	(25)
Current income tax (expense) recovery	10	(4)	1	(15)	(12)
Funds from operations prior to non-controlling interests		142	10	576	307
Less: cash portion of non-controlling interests
Preferred equity		(10)	(3)	(27)	(10)
Participating non-controlling interests - in operating
subsidiaries		(24)	4	(92)	(24)
Funds from operations		108	11	457	273
Add: cash portion of non-controlling interests		34	(1)	119	34
Depreciation and amortization	7	(133)	(117)	(398)	(360)
Unrealized financial instruments gain (loss)	3,4	11	6	30	(6)
Share of non-cash loss from equity-accounted
investments	6	(4)	(5)	(10)	(13)
Deferred income tax (expense) recovery	10	10	37	(1)	40
Other		2	10	(6)	1
Net income (loss)		$28	$(59)	$191	$(31)

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric			Wind energy		Equity-	Co-gen	Other	Total
						accounted
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	investments
As at September 30, 2013:
Property, plant and
equipment	$5,862	$5,132	$2,317	$1,206	$1,305	$-	$59	$455	$16,336
Total assets	6,153	5,219	2,610	1,304	1,327	314	67	597	17,591
Total borrowings	2,179	1,184	255	654	755	-	-	1,627	6,654
Total liabilities	3,463	2,244	439	725	1,025	-	7	1,809	9,712
For the nine months ended
September 30, 2013:
Additions to property, plant
and equipment	738	207	-	421	-	-	-	186	1,552
As at December 31, 2012:
Property, plant and
equipment	$5,244	$5,191	$2,526	$834	$1,410	$-	$71	$382	$15,658
Total assets	5,418	5,386	2,805	910	1,452	344	83	527	16,925
Total borrowings	1,784	1,126	348	460	629	-	-	1,772	6,119
Total liabilities	2,997	2,162	556	531	957	-	15	1,899	9,117
For the year ended
December 31, 2012:
Additions to property, plant and equipment	621	85	147	610	14	-	5	-	1,482

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

15. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2054.

Project costs on the 45 MW hydroelectric project in British Columbia are expected to total $200 million.

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Guarantees

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 9 – Long-term debt and credit facilities. As at September 30, 2013, letters of credit issued by subsidiaries of Brookfield Renewable amounted to $93 million.

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services.  Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees.  The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

16. RESTATEMENT

During the year ended December 31, 2012, Brookfield Renewable changed its accounting policy to reflect the Redeemable/Exchangeable Partnership Units issued to Brookfield Asset Management by BRELP as Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield since the Redeemable/Exchangeable Partnership Units provide Brookfield Asset Management the direct economic benefits and exposures to the underlying performance of BRELP. Brookfield Renewable also reclassified the general partnership interest in BRELP held by Brookfield Asset Management to non-controlling interests.

This restatement has no impact on Brookfield Renewable’s reported consolidated income (loss), income (loss) per LP Unit, comprehensive income (loss) or total equity.  The impact of this restatement on the consolidated balance sheet, statements of income (loss), comprehensive income (loss) and changes in equity as at September 30, 2012 and for the three and nine months ended September 30, 2012 is shown in the following table.

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes

The following table also includes Brookfield Renewable’s retroactive restatements to its consolidated financial statements resulting from the adoption of the amended IAS 19, Employee Benefits, as discussed in Note 2(c).

			Change in
			accounting
	Previously		policy
(MILLIONS)	Presented	Adjustment	(Note 2(c))	Restated
As at and for the three and nine months ended September 30, 2012:
Consolidated Balance Sheet and Consolidated Statements of Changes in Equity
General partnership interest in a holding subsidiary held by
Brookfield	$-	$60	$-	$60
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	-	2,921	(11)	2,910
Limited partners' equity	5,973	(2,981)	(11)	2,981

For the three months ended September 30, 2012:
Consolidated Statements of Income (Loss)
Net loss attributable to:
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	$-	$(26)	$-	$(26)
Limited partners' equity	(52)	26	-	(26)

For the nine months ended September 30, 2012:
Consolidated Statements of Income (Loss)
Net loss attributable to:
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	$-	$(8)	$-	$(8)
Limited partners' equity	(15)	8	-	(7)

Consolidated Statements of Comprehensive Income (Loss)
Comprehensive loss attributable to:
General partnership interest in a holding subsidiary held by
Brookfield	$-	$(2)	$-	$(2)
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	-	(42)	(3)	(45)
Limited partners' equity	(86)	44	(3)	(45)

17. SUBSEQUENT EVENTS
In November 2013, Brookfield Renewable announced an agreement to acquire a 70 MW hydroelectric portfolio in Maine consisting of nine facilities on three rivers. The portfolio is expected to generate approximately 375 GWh annually. The acquisition is being pursued with institutional partners and Brookfield Renewable will assume an approximate 40% interest in the portfolio.

Brookfield Renewable also announced an agreement to acquire, with our institutional partners, the remaining 50% interest in the 30 MW Malacha Hydro facility in California. Brookfield Renewable will retain an approximate 25% interest in the facility.

The transactions above are subject to regulatory approvals and other customary closing conditions and are expected to close before the end of 2013.

Brookfield Renewable Energy Partners L.P.	Q3 2013 Interim Consolidated Financial Statements and Notes